HealthLynked Corp.

1726 Medical Blvd Suite 101

Naples, Florida 34110

March 13, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:      Larry Spirgel, Assistant Director, Greg Dundas, Attorney-Advisor, Celeste M. Murphy, Legal Branch Chief

Re:	HealthLynked Corp.
Registration Statement on Form S-1
Filed February 8, 2017
File No. 333-215963

Ladies and Gentlemen:

On behalf of HealthLynked Corp. (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 16, 2017 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the SEC on February 8, 2017.

The Company has revised the Registration Statement to respond to the Staff’s comments and, concurrently with this letter, is filing Amendment No. 1 to the Registration Statement, which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. References throughout this letter to “we,” “us,” and “our” are to the Company.

General

1. We acknowledge the arguments made in response to our prior comment 1. However, it continues to appear to us that the offering amounts to an indirect primary. As previously noted, this means that the offering price must be fixed for the duration of the offering and identify the selling shareholders as underwriters on the prospectus cover page.

Response: Although we believe that the offering is a valid secondary offering, the Company has decided to reduce the size of the offering significantly, to 15,462,500 shares (collectively, the “Resale Shares”), consisting of (i) an aggregate of 8,087,500 shares of common stock issued to certain selling security holders pursuant to a series of private placements conducted between August 2014 and June 2016 and (ii) 7,375,000 shares of common stock issuable to Iconic Holdings LLC (“Iconic”) in under convertible notes issued in July 2016.

As mentioned in our prior response to prior comment 1, we have reviewed and considered of all of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02 (the “Interpretation”). In the Interpretation, a number of factors were deemed instructive when determining whether a purported secondary offering should be deemed to be a primary offering, particularly, the length of time that the selling security holders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. In arguing that the offering contemplated by the Registration Statement should not be deemed to be a primary offering, we request the Staff to consider the discussions below.

Background

We understand that several years ago the staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock - in many cases, well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of common stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior staff members of the SEC’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the staff was instructed to examine the transaction to see if it implicated staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

It has been reported that the staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. (See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.)

In short, the transactions in which the selling shareholders obtained their securities possess none of the toxic post-closing re-pricing features that have historically given rise to the Staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the resale by the selling shareholders is a valid secondary offering and not an offering “by or on behalf of the registrant.” We are aware of, and have reviewed correspondence relating to, several secondary offerings in which the staff, under circumstances very similar to the Company’s, did not recharacterize the offering as a primary offering.

We respectfully submit that the offering contemplated by the Registration Statement should not be deemed to be a primary offering.

How Long the Selling Shareholders Have Held the Shares

All of the selling shareholders have held their shares for more than six months, and in many cases, for years.  We submit that the fact that these selling shareholders have had to bear the risk related to their investment for a significant amount of time, and without being assured that there will be an approved public market for such securities, should be interpreted against a determination that the Registration Statement is a primary offering.

The Circumstances under Which They Received the Shares

The selling shareholders received their shares in exchange for cash to fund the company.  The Company respectfully submits that registration of the resale of the shares of common stock issuable to the selling shareholders should not equate to intent to distribute. Further, in the present circumstances, the Company believes that it would be extremely difficult for the selling shareholders to effect a distribution of the Resale Shares even if they were so inclined. As indicated in the Registration Statement, there are 27 discrete persons for whom securities are being registered in the Registration Statement. There is no evidence that the selling shareholders have any plan to act in concert to effect a distribution of their shares of common stock. The Company respectfully submits that the likelihood that a market for the common stock will develop within the next six to twelve months to absorb that many shares, even if registered, is minimal.

A review of circumstances surrounding how the selling shareholders obtained their shares will show that the securities were acquired by the selling shareholders in transactions that do not contain any of the potentially abusive terms that have given rise to previous Staff concerns under Rule 415. For example, no selling shareholder, by virtue of the transactions through which they acquired the securities, has been granted the right to a reduction in the pre-determined or agreed upon purchase price that it paid for the securities based on subsequent events or circumstances.

We also wish to stress that the Company will not receive any proceeds from the sale or other disposition of the securities under the Registration Statement. While we understand that the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should nonetheless be a factor to be considered in any such analysis. We submit that the fact that the Company has no economic interest in the registration of the shares supports the conclusion that the Registration Statement is not an indirect primary offering.

Their Relationship to the Issuer and Whether the Sellers Are in the Business of Underwriting Securities

The shareholders have no connection to our company other than as investors or lenders.  No selling shareholders are affiliates of the Company or each other. 24 of the 26 private placement investors own less than 1% of our outstanding common stock, with the remaining two investors each owning 8% and 2%, respectively. Iconic’s beneficial ownership is capped at 9.99%. To our knowledge, none of the selling shareholders are in the business of underwriting securities.

The Amount of Shares Involved

Although the amount registered represents 175% of the Company’s pre-transaction float and 95% of its post transaction float, Iconic will never own in excess of 9.99% of the Company’s outstanding shares of common stock and the remaining selling shareholders in the aggregate are capped at 8,087,500 shares, or 12% and 11% of the Company’s pre-transaction float and post transaction float, respectively. The Company notes that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.

Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements relating to securities with toxic features), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an illegal distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small public company, it can be extremely difficult for them to exit the stock quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small company that is not yet public — like the Company — with no current trading volume and limited trading volume expected in the future.

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

However, even if the amount of shares registered is the sole focus of the inquiry, the Company does not believe that the Registration Statement should raise concerns about a “disguised” primary offering based on the number of shares of common stock the Company seeks to register. On the facts described above, including the diffuse nature of the selling shareholders, the Company believes that it can register all of the shares of common stock it is seeking to register pursuant to the Registration Statement.

Whether Under All the Circumstances it appears that the Selling Shareholders are Acting as a Conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the selling shareholders are engaged in a distribution and are acting as conduits for the Company. In addition, none of the selling shareholders are in the business of underwriting securities and there is no evidence to suggest that any of the selling shareholders are acting in concert to effect a coordinated distribution of the shares of common stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415.

Risk Factors, page 5

The departure or loss of Robert Horel, our Chief Commercial Officer, could disrupt our business, page 6

2.        Based on your remarks concerning the importance of Robert Horel for the company, it appears that his employment contract is a material contract. Please file the agreement as an exhibit and disclose its material terms.

Response: The agreement is included as an exhibit in Amendment #1 to the S-1.

Financial Statements

Issuance of Common and Preferred Stock, page F-15

3.       We have considered your response to comment 12 and it remains unclear to us how a $1,625,000 valuation for HealthLynked Corp. was justifiable as of September 5, 2014. Your response explains that Dr. Dent was issued disproportionately more shares in HealthLynked Corp. because Dr. Dent was responsible for creating the HealthLynked Network and HealthLynked Corp. Currently however “HealthLynked Network is in the early stages of development” and prior to this merger HealthLynked Corp. was a shell company without material operations between its formation on August 6, 2014 and the September 5, 2014 merger date. In this regard please describe for us the following:

●	How and when HealthLynked Corp. came to own and benefit from HealthLynked Network,
●	The considerations exchanged in the acquisition of HealthLynked Networks by HealthLynked, Corp. and how they were accounted for,
●	The extent to which HealthLynked Networks and HealthLynked Corp. engaged in material development and other business operations prior to the September 5, 2014 merger, and if material how pre-merger results of HealthLynked Networks and HealthLynked Corp. are accounted for in your historical financial statements,
●	Why you considered HealthLynked Network to be in the healthcare information services (“HIS”) industry when, on September 5, 2014, it appears to have been a component of a shell company without material operations, and
●	How you determined and calculated the $1,625,000 and $875,000 values attributed to HealthLynked Corp. and Naples Women’s Center, respectively, at the time of the merger.

Response: As a general response regarding the relative valuations of HealthLynked Corp. and Naples Women’s Center (“NWC”), the valuation of HealthLynked Corp. in the amount of $1,625,000 was estimated by Dr. Dent, the founder and sole shareholder of HealthLynked Corp., prior to the merger of HealthLynked Corp. and NWC on September 5, 2014 (the “Merger”), for the express purpose of negotiating the acquisition of NWC by HealthLynked Corp. with the only other party involved in the Merger – Dr. Monaco, who owned 32.7% of NWC. Dr. Dent and Dr. Monaco engaged in arm’s length negotiations over the consideration to be exchanged. The relative valuations of HealthLynked Corp. and NWC were prepared by Dr. Dent and were used as guidelines in the negotiations.

Neither the value of $1,625,000 for HealthLynked Corp. nor the value of $875,000 for NWC was used for accounting purposes. As described in Note 1 to the HealthLynked Corp. 2014-15 audited consolidated financial statements included in the S-1, the transaction was treated as a reverse merger between entities under common control, pursuant to which the financial statements presented for the combined entity reflect the historical operations of NWC (the legal acquiree and accounting acquirer) with the legal capital retroactively adjusted to reflect the legal capital of HealthLynked Corp. (the legal acquirer and accounting acquiree). The relative values assigned to the two entities for negotiation purposes between the two parties involved in the Merger do not impact the accounting. Moreover, as discussed in more detail in the bullet points in this response and in the response to comment 5, we do not believe any material compensation expense was incurred or required to be recorded in connection with the Merger in 2014.

Moreover, due to the passage of time, the financial statements for the year ended December 31, 2014 – the period during which the Merger and related accounting occurred – are not required in Amendment #2 to the S-1 being filed herewith.

We offer the following responses the specific inquiries put forth in the comment:

●	How and when HealthLynked Corp. came to own and benefit from HealthLynked Network: Dr. Dent founded HealthLynked Corp. as the sole shareholder on August 6, 2014. At formation, Dr. Dent contributed the HealthLynked Network to HealthLynked Corp. At that time, the HealthLynked Network was comprised of time spent by Dr. Dent personally in developing (i) the initial prototype of the software underlying the HealthLynked Network, and (ii) the business model for commercialization of the HealthLynked Network. No other development, payroll, marketing, overhead or other costs were incurred in connection with the development of the HealthLynked Network prior to the formation of HealthLynked Corp. Accordingly, the value of any activity associated with the development of the HealthLynked Network incurred prior to the Merger was judged to be immaterial. As a result, no book value was assigned to the HealthLynked Network when it was contributed to HealthLynked Corp.

●	The considerations exchanged in the acquisition of HealthLynked Network by HealthLynked, Corp. and how they were accounted for: The HealthLynked Network was contributed by Dr. Dent to HealthLynked Corp. at the inception of HealthLynked Corp. Dr. Dent owned 100% of HealthLynked Corp. at this time. As described in the previous bullet point, no value was allocated to the HealthLynked Network since the value of any activity associated with the development of the HealthLynked Network incurred prior to the Merger was judged to be immaterial. As such, no consideration was issued by HealthLynked Corp. in exchange for the HealthLynked Network.

●	The extent to which HealthLynked Networks and HealthLynked Corp. engaged in material development and other business operations prior to the September 5, 2014 merger, and if material how pre-merger results of HealthLynked Networks and HealthLynked Corp. are accounted for in your historical financial statements: Aside from Dr. Dent’s personal time in developing the HealthLynked Network prototype, no development, payroll, marketing, overhead or other costs were incurred in connection with the development of the HealthLynked Network either prior to the formation of HealthLynked Corp. on August 6, 2014, or between August 6, 2014 and the Merger on September 5, 2014. The value of any activity associated with the development of the HealthLynked Network incurred prior to the Merger was judged to be immaterial, and no accounting entries were made related to such activity.

●	Why you considered HealthLynked Network to be in the healthcare information services (“HIS”) industry when, on September 5, 2014, it appears to have been a component of a shell company without material operations: Since it was conceived by Dr. Dent prior to the formation of HealthLynked Corp., the HealthLynked Network was designed to be a cloud-based online personal medical information and record archiving system. When Dr. Dent initially valued HealthLynked Corp. solely for the purpose of negotiating the Merger with Dr. Monaco, the value was driven by projected sales and cash flows to be generated from the completed HealthLynked Network, which fit squarely into the healthcare information services industry. As is typical with start-up valuations, while HealthLynked Corp. did not have material operations at September 5, 2014, the valuation prepared for negotiation purposes gave consideration to the industry in which Dr. Dent intended for HealthLynked Corp. to operate and compete.

●	How you determined and calculated the $1,625,000 and $875,000 values attributed to HealthLynked Corp. and Naples Women’s Center, respectively, at the time of the merger: As discussed in the general response to this comment presented above, the relative values of NWC and HealthLynked Corp. were prepared by Dr. Dent for the purpose of negotiating with Dr. Monaco for the sale of Dr. Monaco’s minority interest in NWC. The value of NWC of $875,000 was a rounded estimated using a multiple of 0.47x NWC’s actual 2013 patient revenue of $1,856,478. HealthLynked Corp. and NWC were then assigned valuations based on a 65% HealthLynked Corp. / 35% NWC estimated relative valuation, resulting in a valuation of $1,625,000 for HealthLynked Corp. and $875,000 for NWC. This allocation of relative valuations was based solely on Dr. Dent’s estimate of what each business should be worth and was prepared exclusively for use in negotiating the terms and conditions of the merger with Dr. Monaco.

4.       It further appears from your response to comment 12 that Dr. Dent was compensated with common stock in the September 5, 2014 transaction for $402,000 of pre-merger loans he made to Naples Women’s Center. These related party loans however appear to have been repaid in cash according to the disclosures in your consolidated statements of cash flows for the year ended December 31, 2014. Please clarify your accounting for this portion of the transaction and explain why neither your consolidated statements of changes in shareholders’ deficit and of cash flows for the year ended December 31, 2014 reflect a non-cash issuance of common shares in settlement of $402,000 of related party loans as of September 5, 2014.

Response: The outstanding loan balance from NWC to Dr. Dent at the time of the Merger in the amount of $402,000 was not forgiven in exchange for the Merger consideration issued to Dr. Dent. These loans were not part of the consideration in any form. The loans remained outstanding after the Merger and repayment the loans was subject to risk that depended on NWC generating positive cash flow from its operations. We also considered whether, at the time of the Merger, the value inherent in the loans remaining outstanding after the Merger should be considered compensation as part of the Merger transaction. We determined that any such value was immaterial, and no accounting entries were made related to such value.

5.       Please also tell us how you accounted for the option granted to Dr. Monaco prior to the merger, as described in your response to comment 12.

Response: The wording of the response to the previous comment 12 was regrettably unclear. To clarify, no formal option was granted to Dr. Monaco that required accounting or that survived the Merger. The “option” was simply a part of the pre-Merger negotiation process between Dr. Dent and Dr. Monaco, pursuant to which Dr. Dent, on behalf of HealthLynked Corp., offered Dr. Monaco the opportunity to loan $102,000 (equal to 32.7% of the $402,000 loan balance of Dr. Dent) to NWC and receive a higher valuation, or receive a lower valuation without making any loans to NWC. Dr. Monaco was not compelled to take either offer and no binding option or contract was ever granted to Dr. Monaco.